UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SIFY TECHNOLOGIES LIMITED

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(Name of Issuer)

ordinary equity shares, par value Indian Rupees 10 per share

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(Title of Class of Securities)

804099208

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(CUSIP Number)

Infinity Satcom Universal Private Limited

Flat No.104, Lakshmi Apartments, Kailash Metta,

Waltair Uplands, Visakhapatnam, 530 003,

Andhra Pradesh, India

Attn: Anand Raju Vegesna

Phone: (91) 891-2553267

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 31, 2009

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Date of Event Which Requires Filing of This Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	804099208	SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Infinity Satcom Universal Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,000,000 equity shares
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,000,000 equity shares
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000 equity shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3% *
14	TYPE OF REPORTING PERSON OO **

* Represents the percentage, rounded up to the nearest tenth of a percent, obtained by dividing (i) the number of equity shares held by the Reporting Person by (ii) the number of equity shares outstanding as of March 31, 2009, the end of the Issuer’s fiscal year, as provided by the Issuer to the Reporting Persons.

** Reporting Person is an Indian company incorporated under the provisions of the Indian Companies Act, 1956.

CUSIP No.	804099208	SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ananda Raju Vegesna
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,000,000 equity shares
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,000,000 equity shares
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000 equity shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3% *
14	TYPE OF REPORTING PERSON IN

* Represents the percentage, rounded up to the nearest tenth of a percent, obtained by dividing (i) the number of equity shares held by the Reporting Person by (ii) the number of equity shares outstanding as of March 31, 2009, the end of the Issuer’s fiscal year, as provided by the Issuer to the Reporting Persons.

CUSIP No.	804099208	SCHEDULE 13D

ITEM 1.   Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the ordinary equity shares, par value Indian Rupees 10 per share (the “Equity Shares”), of Sify Technologies Limited, a company incorporated in India (the “Issuer”). The ordinary equity shares are the underlying shares of the Issuer’s American Depositary Shares (“ADS”), which each represent one Equity Share. The Equity Shares are not traded on an exchange either in the United States or India. The Issuer’s ADS trade on the Nasdaq Global Market. The ADSs have been issued pursuant to a Deposit Agreement, dated October 18, 1999, as amended, by and among the Issuer, Citibank, N.A., as depositary (the “Depositary”), and the holders and beneficial owners of ADSs.

The principal executive offices of the Issuer are located at Tidel Park, 2nd Floor No 4, Canal Bank Road Taramani, Chennai,  600113.

ITEM 2.   Identity and Background.

This Schedule 13D is being filed jointly on behalf of Infinity Satcom Universal Private Limited, an Indian company incorporated under the provisions of the Indian Companies Act, 1956 (“Infinity Satcom”), and Anand Raju Vegesna, an Indian citizen and resident of India. As used herein, the “Reporting Persons” include Infinity Satcom and Ananda Raju Vegesna.

Infinity Satcom’s principal business is investments. Ananda Raju Vegesna is the owner and Managing Director of Infinity Satcom. Ananda Raju Vegesna is the Executive Director of the Issuer. Ananda Raju Vegesna is the brother of Raju Vegesna, the Chief Executive Officer and Managing Director of the Issuer. Infinity Satcom is a minority stockholder of Sify Communications Limited (“Sify Communications”). Sify Communications is a majority owned subsidiary of the Issuer. Infinity Capital Venture Management, LLC (“Infinity Capital Management”), a limited liability company organized under the laws of the state of Delaware, is owned by the Vegesna Family Trust (the “Trust”). Raju Vagesna and Bala Vegesna are the co-trustees of the Trust and Raju Vagesna is the sole manager of Infinity Capital Management.

During the past five (5) years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   Source and Amount of Funds or Other Consideration.

Infinity Satcom purchased the 4,000,000 Equity Shares of the Issuer (the “Transferred Shares”) from Infinity Capital Venture Management, LLC (“Infinity Capital Management”), pursuant to that certain Share Purchase Agreement, dated May 31, 2009, by and between Infinity Capital Management and Infinity Satcom (the “Purchase Agreement”). The purchase price for the Transferred Shares was $3,000,000 USD (the “Purchase Price”). Infinity Satcom sold 400,000 equity shares of Infinity Satcom to Raju Vegesna, which represents approximately 44.4% of the issued and outstanding equity shares of Infinity Satcom, pursuant to a certain Subscription Agreement, dated May 31, 2009, by and between Raju Vegesna and Infinity Satcom (the “Subscription Agreement”) for a purchase price of $3,000,000. The $3,000,000 paid by Raju Vegesna to Infinity Satcom pursuant to the Subscription Agreement is the source of the funds for the purchase of the Transferred Shared purchased pursuant to the Purchase Agreement.

ITEM 4.   Purpose of Transaction.

Infinity Satcom purchased the 4,000,000 Equity Shares from Infinity Capital Management pursuant to the Purchase Agreement (such purchase, the “Transaction”).

CUSIP No.	804099208	SCHEDULE 13D

The Board of Directors and the stockholders of the Issuer have approved the merger of the Issuer and Sify Communications, with the Issuer as the surviving corporation (the “Merger”). The Merger remains subject to the approval of the High Court of Madras.

If the Merger is approved by the High Court of Madras and the Merger is consummated, Infinity Satcom, as a stockholder of Sify Communications, shall receive 10,530,000 shares of the Issuer’s stock in accordance with the Scheme of Amalgamation.

As Sify Communications currently holds each of a National Long Distance license and an International Long Distance Service license, which licenses will be transferred to the Issuer upon the consummation of the Merger, the Transaction was effected in order to allow the Issuer to comply with the foreign direct investment regulations applicable to the telecom sector, as issued by the Department of Telecommunications of the Government of India.

The Reporting Persons intend to review from time to time the Issuer’s business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, the Reporting Persons may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional Equity Shares, privately negotiated transactions or otherwise. Alternatively, such actions may involve the sale of all or a portion of the ADS’s representing the Equity Shares in the open market, in privately negotiated transactions, through a public offering or otherwise.

Except as described above and except in connection with the Merger, the Reporting Persons have no present plan or proposal, which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   Interests in Securities of the Issuer.

(a)         Infinity Satcom is the beneficial owner of 4,000,000 Equity Shares, representing approximately 9.3% of the Issuer’s outstanding Equity Shares. In addition, since Ananda Raju Vegesna is the owner and Managing Director of Infinity Satcom, he may be deemed to have an indirect beneficial ownership of the Equity Shares owned by Infinity Satcom.

(b)         Except as otherwise described herein, no person other than the Reporting Persons have any sole or shared power to vote or direct the vote of any of the 4,000,000 Equity Shares nor sole or shared power to dispose of or direct the disposition of the 4,000,000 Equity Shares.

(c)         None.

(d)         Not applicable.

(e)         Not applicable.

ITEM 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the agreements to be filed as exhibits to this Schedule 13D and the proposed merger between the Issuer and Sify Communications, as described in Item 4 above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect of any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over securities of the Issuer.

CUSIP No.	804099208	SCHEDULE 13D

ITEM 7.   Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Share Purchase Agreement, dated as of May 31, 2009, by and between Infinity Capital Venture Management, LLC and Infinity Satcom Universal Private Limited

99.2	Subscription Agreement, dated as of May 31, 2009, by and between Raju Vegesna and Infinity Satcom Universal Private Limited

99.3	Joint Filing Agreement, dated as of May 31, 2009 by and between Infinity Satcom Universal Private Limited and Ananda Raju Vegesna.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	May 31, 2009

INFINITY SATCOM UNIVERSAL PRIVATE LIMITED

By:	/s/ Ananda Raju Vegesna
Name:	Ananda Raju Vegesna
Title:	Managing Director

ANANDA RAJU VEGESNA

/s/ Ananda Raju Vegesna

Ananda Raju Vegesna

Attention: International misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)